Filed by: Airtran Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Midwest Air Group, Inc.

Commission File No.: 005-44827

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 11

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company (Issuer))

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

597911 10 6

(CUSIP Number of Class of Securities)

Richard P. Magurno

Senior Vice President, General Counsel and Secretary

AirTran Holdings, Inc. and Galena Acquisition Corp.

9955 AirTran Boulevard

Orlando, Florida 32927

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta Georgia 30309

(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

THIS AMENDMENT NO. 11 AMENDS AND SUPPLEMENTS THE TENDER OFFER STATEMENT SCHEDULE TO (THE “SCHEDULE TO”) FILED ON JANUARY 11, 2007 BY AIRTRAN HOLDINGS, INC., A NEVADA CORPORATION (“AIRTRAN”) AS WELL AS ALL PREVIOUS AMENDMENTS TO THE SCHEDULE TO. THIS SCHEDULE TO RELATES TO THE OFFER (THE “OFFER”) BY AIRTRAN, THROUGH ITS WHOLLY-OWNED SUBSIDIARY, GALENA ACQUISITION CORP. (“GALENA”), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK AND ASSOCIATED RIGHTS OF MIDWEST AIR GROUP, INC., A WISCONSIN CORPORATION (“MIDWEST”), (COLLECTIVELY THE “RIGHTS AND TOGETHER THE “MIDWEST SHARES”), FOR CONSIDERATION CONSISTING OF A COMBINATION OF CASH AND COMMON STOCK, PAR VALUE $0.001 PER SHARE (“AIRTRAN COMMON STOCK”), OF AIRTRAN HAVING AN AGGREGATE VALUE OF $13.25 PER SHARE, COMPRISED OF $6.625 IN CASH AND 0.5884 OF A SHARE OF AIRTRAN COMMON STOCK ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1) TO THE SCHEDULE TO.

AIRTRAN HAS FILED A REGISTRATION STATEMENT (No. 333-139917) WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE AIRTRAN COMMON STOCK TO BE ISSUED TO HOLDERS OF MIDWEST SHARES IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS, WHICH IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(1) AND (A)(2) TO THE SCHEDULE TO.

AIRTRAN HAS ANNOUNCED ITS INTENT TO NOMINATE MESSRS. JOHN ALBERTINE, JEFFREY ERICKSON AND CHARLES KALMBACH FOR ELECTION TO THE BOARD OF DIRECTORS OF MIDWEST. IN THE FUTURE AIRTRAN MAY FILE A PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION AND/OR NOMINATION OF PERSONS FOR ELECTION TO THE BOARD OF DIRECTORS OF MIDWEST. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND, WHEN AVAILABLE, THE PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT, THE SCHEDULE TO AND, WHEN AVAILABLE, THE PROXY STATEMENT AND AMENDMENTS AND SUPPLEMENTS TO SUCH RESPECTIVE DOCUMENTS AT WWW.SEC.GOV. THE REGISTRATION STATEMENT, THE SCHEDULE TO AND, WHEN AVAILABLE, THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS AND AMENDMENTS AND SUPPLEMENTS TO SUCH RESPECTIVE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM AIRTRAN BY DIRECTING SUCH REQUEST TO: RICHARD P. MAGURNO, CORPORATE SECRETARY, AIRTRAN HOLDINGS, INC., 9955 AIRTRAN BOULEVARD, ORLANDO, FLORIDA 32827 OR TO THE INFORMATION AGENT FOR THIS OFFERING: INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022.

IN THE EVENT AIRTRAN SOLICITS PROXIES IN CONNECTION AIRTRAN AND ITS WHOLLY OWNED SUBSIDIARIES, GALENA AND AIRTRAN NEW YORK, LLC AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND EACH OF MESSRS. JOHN ALBERTINE, JEFFREY ERICKSON AND CHARLES KALMBACH WILL BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF MIDWEST. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF AIRTRAN AND THEIR OWNERSHIP OF AIRTRAN STOCK IS SET FORTH IN THE PROXY STATEMENT FOR AIRTRAN’S 2006 ANNUAL MEETING OF SHAREHOLDERS, INFORMATION ABOUT THE DIRECTORS AND OFFICERS OF GALENA IS SET FORTH IN SCHEDULE II OF THE OFFER TO EXCHANGE WHICH IS INCORPORATED BY REFERENCE IN THE SCHEDULE TO, INFORMATION WITH RESPECT TO THE THREE NOMINEES IS SET FORTH IN THIS AMENDMENT NO. 11 TO THE SCHEDULE TO AND, IN EACH CASE, WILL BE CONTAINED IN THE PROXY STATEMENT TO BE MAILED TO THE STOCKHOLDERS OF MIDWEST. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY AIRTRAN IS HEREBY INCORPORATED BY REFERENCE.

Item 11.	Additional Information.

Item 11 is hereby supplemented and amended as follows:

On February 1, 2006, AirTran announced its intent to nominate Messrs. John Albertine, Jeffrey Erickson, and Charles Kalmbach for election to the board of directors of Midwest at its upcoming 2007 annual meeting. Provided below is biographical information for each nominee.

John M. Albertine, 62, has been the chairman and chief executive officer of Albertine Enterprises, Inc., a consulting and merchant-banking firm, since 1990. He also has served since 2005 as a principal of JJ&B, LLC, an investment bank he founded that provides finance, public policy and legal assistance to clients, and since 2004 as the executive chairman of Global Delta, LLC, a Washington, D.C.-based government contractor specializing in advanced sensor radio frequency and electro-optical technologies. Dr. Albertine served as president of the American Business Conference, founded by Arthur Levitt, Jr., from 1981 to 1986; executive director of the Congressional Joint Economic Committee under Chairman Senator Lloyd Bentsen from 1979 to 1980; and as head of a presidential committee on aviation safety under President Ronald Reagan from 1987 to 1988. Dr. Albertine is also a director of Kadant, Inc., a director of Integral Systems, Inc., and a trustee and vice-chairman of the Virginia Retirement System, a public pension fund. Dr. Albertine holds a doctorate in economics from the University of Virginia.

Jeffrey H. Erickson, age 62, retired as President and Chief Executive Officer of Atlas Air Worldwide Holdings, Inc., in 2006. He also served as President of Atlas Air and Polar Air Cargo. In 2002, Mr. Erickson joined Atlas as President and Chief Operating Officer and was subsequently named President and Chief Executive Officer of AAWW, Atlas and Polar in 2004. He continues as a member of the AAWW Board of Directors. From 1994 to 1997, Mr. Erickson was President and Chief Executive Officer of Trans World Airlines following its emergence from bankruptcy. From 1990 to 1994, Mr. Erickson was President and Chief Executive Officer at Reno Air. Mr. Erickson also previously served as President and Chief Operating Officer of Midway Airlines, following operations experience with Aloha Airlines and Continental Airlines and engineering experience at Pan American World Airways. Mr. Erickson received his bachelor’s degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and a master’s degree in Transportation Planning and Engineering from Polytechnic University.

Charles F. Kalmbach, 59, is currently Vice Chairman of The University Medical Center at Princeton (Princeton, N. J.) for which he chairs the Oversight and Governance committees and Chairman of the Audit Committee of The Resources for the Future (Washington, D. C.). From June 2004 to January 2006, Mr. Kalmbach was President and Chief Executive Officer of DBM, Inc. From June 2002 to January 2004 Mr. Kalmbach was Senior Vice President and Chief Administrative Officer of Princeton University. Mr. Kalmbach served as a Global Practice Managing Partner for Accenture, Ltd. from 1996 until 2002 and served as a managing partner for Price Waterhouse from 1992 to 1996 and managing director from 1989 to 1992. Mr. Kalmbach was an employee of the Boeing Company from 1966 to 1975. Mr. Kalmbach holds a doctorate in Aerospace and Mechanical Sciences from Princeton University and a juris doctor from the University of Pennsylvania.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS INC.

By:	/s/ Richard P. Magurno
Richard P. Magurno
Senior Vice President,
General Counsel and Secretary

Date: February 15, 2007

INDEX TO EXHIBITS

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer. (1)
(a)(2)	Form of Letter of Transmittal. (1)
(a)(3)	Form of Notice of Guaranteed Delivery.(1)
(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007.(2)
(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007. (1)
(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest. (1)
(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)
(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)
(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)
(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)
(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)
(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006. (1)
(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006. (1)
(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006. (1)
(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006. (1)
(a)(19)	Text of presentation provided to investors during the conference call on January 11, 2007.(3)
(a)(20)	AirTran Press Release dated January 18, 2007. (2)
(a)(21)	Transcript of AirTran conference call of January 11, 2007. (2)
(a)(22)	AirTran Press Release dated January 19, 2007. (2)
(a)(23)	AirTran Press Release dated January 23, 2007. (2)
(a)(24)	AirTran letter to Midwest shareholders dated January 24, 2007. (2)
(a)(25)	AirTran Press Release dated January 24, 2007. (2)
(a)(26)	AirTran Press Release dated January 25, 2007. (2)
(a)(27)	AirTran Press Release dated January 26, 2007. (2)
(a)(28)	AirTran Press Release dated February 1, 2007. (2)
(a)(29)	AirTran Investor Presentation dated February 1, 2007. (2)
(a)(30)	AirTran’s letter to Certain Members of Midwest’s Board of Directors. (2)
(d)	None.
(g)	None.
(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters. (1)

(1)	Incorporated by reference from Amendment No. 1 to AirTran’s Registration Statement on Form S-4 filed on February 2, 2007.

(2)	Previously filed.

(3)	Incorporated by reference from AirTran’s Rule 425 filing on January 11, 2007.